Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On June 20, 2003, Smith & Nephew released the following.

Extension of offer periods

According to today’s decision by the Swiss Takeover Board, the offer periods of the competing parallel public tender offers by Smith & Nephew Group plc and Zimmer Holdings, Inc. for Centerpulse Ltd and InCentive Capital Ltd will lapse on 27 August 2003.

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.